No. 70-_________

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON,  D. C.  20549
                _________________________________

                            Form U-1
               __________________________________

                    APPLICATION - DECLARATION
                              Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                _________________________________

System Fuels, Inc.               Entergy Corporation
639 Loyola Avenue                P.O. Box 61000
New Orleans, Louisiana  70113    New Orleans, Louisiana
                                 70161

Entergy Arkansas, Inc.            Entergy Louisiana, Inc.
(formerly Arkansas Power & Light  (formerly Louisiana Power
Company)                          & Light Company)
P.O. Box 551                      639 Loyola Avenue
Little Rock, Arkansas  72203      New Orleans, Louisiana 70113

Entergy Mississippi, Inc.         Entergy New Orleans, Inc.
(formerly Mississippi Power &     (formerly New Orleans
Light Company)                    Public Service Inc.)
P.O. Box 1640                     639 Loyola Avenue
Jackson, Mississippi  39205       New Orleans, Louisiana 70113

Entergy Gulf States, Inc.         Entergy Services, Inc.
(formerly Gulf States             639 Loyola Avenue
Utilities, Inc.)                  New Orleans, Louisiana 70113
350 Pine Street
Beaumont, Texas  77701

               System Energy Resources, Inc.
                        Echelon One
                   1340 Echelon Parkway
                    Jackson, MS  39201

     (Names of companies filing this statement and addresses
                 of principal executive offices)

               __________________________________
                       ENTERGY CORPORATION

             (Name of top registered holding company
             parent of each applicant or declarant)

                _________________________________

                       Gerald D. McInvale
                        Vice Chairman and
                     Chief Financial Officer
                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113

             (Name and address of agent for service)

              _____________________________________

         The Commission is also requested to send copies of communications in connection with this matter to:


Laurence M. Hamric, Esq.       Louis E. Buck
Mark W. Hoffman, Esq.          Vice President and
Entergy Services, Inc.         Chief Accounting Officer
639 Loyola Avenue              Entergy Corporation
New Orleans, Louisiana 70113   639 Loyola Avenue
(504) 576-2095                 New Orleans, Louisiana 70113
                               (504)  576-4888

Item 1.   Description of Proposed Transactions.

      I.  Introduction

      Entergy Corporation ("Entergy"), a registered holding

company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), its subsidiary electric utility operating companies, consisting of Entergy Arkansas, Inc. ("Entergy

Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"),

Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy

Mississippi, Inc. ("Entergy Mississippi"), and Entergy New

Orleans, Inc. ("Entergy New Orleans") (such companies are

sometimes referred to herein, collectively, as the "System

operating companies"), Entergy Services, Inc. ("ESI"), Entergy's subsidiary service company, System Energy Resources, Inc.

("SERI"), a domestic wholesale electric generating company that sells power at wholesale to the System operating companies (other than Entergy Gulf States), and System Fuels, Inc. ("SFI"), the

Entergy System's fuel procurement subsidiary, hereby request the approval of the Securities and Exchange Commission (the

"Commission") under the Act (except as otherwise authorized by applicable exemption) for (1) the System operating companies to sell to SFI certain equipment and materials that are held for future use by the operating companies in connection with their transmission and distribution operations (the "T&D Materials")

and which are currently  in inventory; (2) SFI to thereafter act as the T&D Materials procurement organization for the System operating companies; (3) ESI to provide central warehousing

services for such T&D Materials on behalf of the System operating companies; (4) SFI to provide fuel procurement services (as well as T&D Materials procurement services) to Entergy Gulf States to the same extent as the other System operating companies; (5)

Entergy Gulf States to acquire an equity interest in SFI, and assume a share of the debt financing for SFI, in proportion to the other System operating companies' investments in SFI; and (6)

the System operating companies and SERI to issue guaranties and provide other forms of credit support to or for the benefit of

SFI during the period through December 31, 2002 in an aggregate amount not to exceed $95 million outstanding at any one time.

      II. Background

      Pursuant to Commission authorization (See HCAR No. 17400 in

File No. 70-5015, dated December 17, 1971), SFI was organized on

January 4, 1972 as the jointly-owned non-utility subsidiary of

Entergy Arkansas, Entergy Louisiana, Entergy Mississippi and

Entergy New Orleans, then constituting all of the electric

utility operating companies within the Entergy System

(collectively referred to herein as the "Original Operating

Companies").  The basic functions of SFI were to discover,

acquire and develop fuel reserves, as well as procure/produce,

process, store and transport fuel for the Original Operating

Companies, each of which became an owner of SFI and assumed a proportionate share of the responsibility for financing SFI's operations, as more fully described in the above referenced

December 17, 1971 order and the Application-Declaration, as

amended, relating thereto.  Entergy's intent in forming SFI was to enable the System to obtain (i) greater control over its fuel sources by engaging in fuel exploration, production and delivery programs as a supplement to fuel purchases, and (ii) more

economical fuel supply arrangements by having the responsibility for fuel supplies shared by the operating companies through the medium of a single centralized procurement entity.

      By order of the Commission dated April 28, 1978 in File No.

70-5889 (HCAR No. 20525), SFI was authorized to extend its fuel procurement programs from fossil to nuclear fuel in order to accommodate the System's increased commitment to nuclear power.

Since that time, nuclear fuel procurement has become a major component of SFI's overall fuel procurement activities.  In

connection with its nuclear fuel procurement program, SFI

contracts for the acquisition, conversion and enrichment of those nuclear materials that are required for the fabrication of

nuclear fuel used at the nuclear units of the Original Operating

Companies<FN1> and SERI.  Specifically, SFI (i) procures U3O8 concentrates or "yellowcake" produced by the mining and milling of uranium ore, (ii) contracts to have such U3O8 converted to gaseous form as UF6, and then (iii) contracts to have the UF6 enriched (sometimes these steps may be combined in a single

procurement).  The enriched UF6  is then shipped to a nuclear fuel fabrication facility where it is changed into UO2, made into pellets and inserted into rods for fuel assemblies which are designed for use in specific nuclear units.  SFI is responsible for the procurement and maintenance of nuclear fuel related

supplies and inventories through the enriched UF6 stage.  Entergy

Arkansas, Entergy Louisiana and SERI contract for the fabrication of their own nuclear fuel and purchase from SFI the required enriched UF6.  SFI thereafter arranges for spent fuel disposal services that are provided by the Department of Energy. All sales of nuclear fuel related components and related services by SFI to the operating companies are made at cost, in accordance with

Section 13(b) of the Act and applicable rules and regulations issued thereunder.

      Although the authorized functions of SFI include acquiring and developing fuel reserves and acquiring or operating

facilities necessary to produce, process, receive, store and transport fuels, as well as purchasing and reselling fuels

(including fuel oil, natural gas, coal and nuclear fuel) for the benefit of the Original Operating Companies, certain of these functions have either been curtailed or eliminated over the

years.  For example, during the period from 1983 to 1985, SFI phased out its oil and gas and uranium exploration programs when it became apparent that these activities were not contributing to the attainment of SFI's original stated objectives.  On July 1,

1996, SFI's remaining interests in oil and gas production

properties were sold to a non-affiliated third party.  In 1986,

SFI also discontinued its natural gas procurement and resale program since natural gas purchases could be made on equally attractive terms by the operating companies directly.  Similarly,

the diminished importance of fuel oil as a generating fuel, and the corresponding reduced need to move fuel oil among System locations, led SFI to transfer its fuel oil transportation

facilities to a third party in April, 1989.  Finally, in 1992, as a result of management's decision not to implement an earlier proposal to construct a number of standardized coal fired

generating facilities throughout the System, SFI's coal

operations and related transportation facilities were transferred to Entergy Arkansas (see HCAR No. 25576, dated July 7, 1992, in

File No. 70-8001, and the Application-Declaration related

thereto).    By reason of the foregoing, SFI is today engaged

only in sales of fuel oil and nuclear fuel related products and services.  In addition, SFI continues to lease certain facilities used for the storage of fuel oil.

      Pursuant to Commission order dated December 17, 1993 in

File No. 70-8059 (HCAR No. 25952), Entergy and Entergy Gulf

States were merged on December 31, 1993 and Entergy Gulf States became a wholly owned subsidiary of Entergy.  At the time of the merger, Entergy Gulf States had ample supplies of fuel oil, as well as nuclear fuel related products and services, in inventory or under contract.  Therefore, there was little incentive for

Entergy Gulf States to acquire an interest in SFI or become a participant in SFI's remaining fuel procurement programs.

Although Entergy Gulf States continues to maintain adequate fuel supplies to satisfy its immediate needs,  Entergy Gulf States can obtain benefits by participating, together with the other System operating companies, in the centralized fuel oil and nuclear fuel procurement programs offered by SFI at such time as Entergy Gulf

States' current commitments and obligations have expired.  In addition, Entergy believes that Entergy Gulf States, as well as the other System operating companies, can achieve substantial cost reductions and economies through implementation of an

expanded SFI procurement function that encompasses the purchase and resale of T&D Materials on a System-wide basis.



      III.     Authorizations Requested

      A.  Implementation of Transmission and Distribution

     Materials Procurement

          Program

          Authorization is hereby requested for SFI to expand its

procurement function to include the purchase of T&D Materials for resale at cost to the System operating companies.  Presently,

transmission and distribution materials requirements for the

System's five utility operating companies are largely satisfied through the use of four large central warehousing facilities or

Material Distribution Centers ("MDCs") owned by Entergy Arkansas,

Entergy Louisiana, Entergy Mississippi and Entergy Gulf States,

and located in Little Rock, Arkansas; Gretna, Louisiana; Jackson,

Mississippi; and Beaumont, Texas, respectively.<FN2>  The MDCs provide equipment and materials to operating company local

storerooms/crew centers (the "crew centers") from which they are trucked to specific job sites.  The inventory located at each MDC and crew center is owned by the operating company that owns or leases the applicable facility, and facility operations are

conducted by that operating company's employees (with the

exception of certain management personnel who are provided by ESI at cost).

      Although each MDC is principally dedicated to serving the

T&D Materials needs of the operating company controlling that facility, transfers of T&D Materials among the System's operating companies have increased  over the past several years.  These transfers have resulted in cost savings on a System-wide basis by permitting some reduction in the level of T&D Materials

inventories that would otherwise  be maintained by each of the operating companies.  Entergy has determined that substantial additional operating efficiencies and cost reductions can be achieved by implementing a System-wide consolidation of T&D

Materials inventories and centralization of related warehouse operations.  Accordingly, it is proposed that SFI assume the role of the System's T&D Materials supplier and that ESI acquire and operate the warehousing facilities that will be used to store these materials prior to resale to the operating companies.

      Specifically, T&D Materials will be provided to the System operating companies by SFI and, pending delivery, will be stored by ESI utilizing a configuration of two strategically located

MDCs, rather than the four MDCs currently being operated within the Entergy System.  Of the existing MDCs, only the Little Rock,

Arkansas MDC will be retained by ESI for use as a central

warehousing facility. The lease for the Little Rock facility, as well as leases applicable to related warehousing equipment, which are currently held by Entergy Arkansas, will be assigned to ESI.

The Little Rock MDC will be used to serve the northern region of the Entergy System, including the entire service territory of

Entergy Arkansas and the northern portions of the service

territories of Entergy Louisiana and Entergy Mississippi.  ESI

will also lease a new MDC to be located in or near Hammond,

Louisiana.  This warehouse facility will serve the southern

region of the Entergy System, including the entire service

territories of Entergy Gulf States and Entergy New Orleans and

the southern portions of the service territories of Entergy

Louisiana and Entergy Mississippi.  The MDCs located in Gretna,

Jackson and Beaumont will be converted to crew centers and these facilities, as well as other existing crew centers, will remain under the control of the System operating companies.

      Given the strategic  location of the new ESI operated MDCs,

use of these MDCs to supply the System's T&D Materials

requirements will permit more efficient restocking of the crew centers and thereby allow crew center inventory levels to be substantially reduced with resulting cost savings.  However, the

System operating companies will maintain inventory levels at the crew centers that are sufficient to handle "lights out"

emergencies.  In addition to supplying the crew centers with emergency stock inventory, the MDCs will also provide "kitted"

materials (i.e., prepackaged materials necessary to complete a particular job) directly to the crew center or job site.  Use of

"kitted" materials will simplify the materials distribution

process and generate cost savings by eliminating multiple

handling of materials and allowing further inventory reductions.

      It is proposed that operation and management of the MDCs be performed by ESI.  Therefore, the existing Service Agreement between ESI and each of the System operating companies will be amended to provide for the performance of these services and the allocation of related costs.  SFI will acquire and own the T&D

Materials inventory that will be stored at the MDCs.  T&D

Materials from this inventory will be resold by SFI to the System operating companies at the time that such materials are delivered to the applicable operating company crew centers or job sites

(see form of T&D Materials Supply Agreement attached as Exhibit B-

1 hereto)<FN3>.  The use of SFI as the System's T&D Materials distributor will enable the separate inventories of the System operating companies to be effectively "pooled", thereby

materially reducing the overall level of T&D Materials

inventories<FN4> and eliminating the need for large scale transfer of such materials among the operating companies.  At the same time,

ESI's assumption of the role of warehouse service provider will permit related warehousing services to be provided by a single entity on a System-wide basis.

      SFI will essentially become a wholesaler of T&D Materials

to be used by all the System operating companies.  The operating companies will pay for these materials on an "at cost" basis,

calculated at System average unit price, and will be charged only for materials actually delivered from the MDCs to the crew

centers or job sites.  Invoices for such materials will be

prepared and submitted to the operating companies by SFI on a monthly basis for materials delivered during the preceding month.

In addition, consistent with past practice, the T&D Materials inventory program will be allocated a share of SFI's general expenses, based on the weighted average value of the T&D

Materials inventory relative to the weighted average value of

SFI's fuel oil and nuclear fuels inventories.  These costs will similarly be billed to the System operating companies on a

monthly basis, in proportion to the dollar value of T&D Materials delivered to each operating company during the preceding twelve month period ending September 30.  Allocation ratios will be recalculated annually, put in effect the next succeeding January

1st, and remain in place for a full calendar year<FN5>.

      It is not currently contemplated that SFI will engage in

the sale of T&D Materials to persons other than the System

operating companies, except in cases of emergency or in those instances when, due to unforeseen circumstances, inventory

becomes unusable by the System operating companies or inventory levels are substantially in excess of System requirements.  Any transactions with non-affiliates will be made at current market prices or at prices determined through arms length bargaining and any profits resulting therefrom will be applied to the reduction of the cost of T&D Materials sold by SFI to the System operating companies.

      The System operating companies will also be billed by ESI

on a monthly basis for costs incurred by ESI in connection with the operation of the MDCs.  Such costs will include facility lease charges, labor costs, interest expense on borrowed funds and other expenses directly attributable to the services that will be provided by ESI.  In addition, the System operating

companies will be billed for indirect departmental costs.  New billing methods, based on the weighted average value of materials delivered to each operating company from each MDC facility during the preceding twelve month period ending September 30, will be used to allocate these costs (See Supplement to Exhibit II of proposed form of ESI-System Operating Company Service Agreement,

as amended, which is attached as Exhibit B-2 hereto).  As in the case of SFI's general expenses, applicable allocation ratios will be recalculated annually and will become effective the next

succeeding January 1st.<FN6>

      Implementation of the proposed T&D Materials Program will

be "phased-in" over time.  SFI will initially acquire all of

Entergy Arkansas' T&D Materials inventory located at the Little

Rock MDC.  With respect to T&D Materials stored at the crew

centers (including the Gretna, Jackson and Beaumont MDCs that are proposed to be converted to crew centers), to the extent

practicable, each operating company will first exhaust its

current materials inventory, exclusive of emergency stock

materials.  Any inventory remaining at the crew centers  will then be purchased by SFI.  All such purchases will be made at book value (including any transaction based taxes and material handling costs), and SFI's total cost associated with these

transactions will be approximately $32 million.

      SFI proposes to obtain the necessary funding for this

program start-up expense through internal and/or external

borrowings.  Pursuant to order of the Commission dated November

27, 1996 (the "Money Pool Order"), in File No. 70-8899 (HCAR No.

26617), SFI is authorized through November 30, 2001 to borrow from the Entergy System Money Pool (the "Money Pool"), from

Entergy and/or from commercial banks up to an aggregate amount of

$95 million at any one time outstanding.  As of June 30, 1997,

the total amount of borrowings outstanding under these

arrangements was $45.5 million.  SFI anticipates at this time that the borrowing authority remaining under the above referenced

Money Pool Order will be adequate to satisfy SFI's initial T&D

Materials inventory program expenses. Furthermore, as T&D

Materials are sold by SFI to the System operating companies, the proceeds of such sales will provide SFI with the necessary funds to permit the recovery of T&D Materials program expenses on an ongoing basis.

      ESI will also require funding to make necessary facility

improvements to the  Hammond MDC, to purchase equipment required for use at that facility, and to cover other start-up expenses associated with the operation of both MDCs.  These expenses are expected in the aggregate to total approximately $1.1 million.

As in the case of SFI, the funding for these expenses will be obtained by ESI through internal/external borrowings authorized under the above referenced Money Pool Order<FN7> and will be recovered from the System operating companies as a component of

ESI's cost of service billings.

      In summary, the proposed T&D Materials procurement  program will generate substantial economies for all of the System

operating companies (including Entergy Gulf States).

Implementation of the proposal is expected to reduce System-wide inventory levels from approximately $58 million at year end 1996 to approximately $41 million at year end 1999, when the program is fully "phased in."  Additional cost savings will be created as a result of corresponding carrying cost reductions and lowered manpower requirements attributable to the MDC consolidation and the reduced role of the local crew centers (which, in the future,

will be used only for the storage of emergency stock).  Attached hereto as Exhibit I are two tables demonstrating the projected

System-wide impact, by operating company, that is expected to be achieved by adoption of the T&D Materials procurement program.



      B.  Expansion of SFI's Fuel Procurement Programs to Include

Entergy Gulf States

          As discussed above, at the time of SFI's organization

in 1972, the Entergy System operating companies consisted of

Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and

Entergy New Orleans, each of which became a parent company of SFI and participated as a customer in SFI's various fuel procurement programs.  Entergy Gulf States did not join the Entergy System until December 31, 1993.  Given the reduced scope of SFI's fuel procurement programs by the time of the merger and the fact that

Entergy Gulf States had then already accumulated  inventory or contracted for sufficient quantities of fuel oil and nuclear fuel related products and services to meet its near term requirements,

there was no immediate need for Entergy Gulf States to invest in

SFI or become involved in its operations.  However, in light of the benefits to Entergy Gulf States that would ultimately accrue from its participation in SFI's fuel procurement functions, as well as the substantial economies that each of the System

operating companies (including Entergy Gulf States) is expected to derive through implementation of the new T&D Materials

inventory program, management believes it is now appropriate that

Entergy Gulf States participate in SFI's System-wide procurement activities, and share in the economies arising therefrom, to the same extent as the other System operating companies.<FN8>

          Consistent with the foregoing, it is proposed that

Entergy Gulf States participate in SFI's fuel oil and nuclear fuel programs, as well as the new T&D Materials inventory

program.  With respect to the fuel oil program, however, it is noted that  Entergy Gulf States presently has under contract and in inventory sufficient fuel oil to cover its anticipated

requirements through April, 1998.  In addition, since consumption of fuel oil is limited to emergency use situations when natural gas becomes unavailable or to those rare situations when fuel oil is more economical than gas to burn, it is not anticipated that any fuel oil currently stored by Entergy Gulf States for use at its generating facilities will have to be transferred to other

System operating companies.  For these reasons, it is proposed

(a) that SFI defer purchase of any fuel oil supplies on behalf of

Entergy Gulf States until  the second quarter of 1998 or such time as Entergy Gulf States' current inventory and supply

commitments are exhausted, and (b) that Entergy Gulf States

retain ownership (or leasehold interests, where applicable) of all storage, handling and other facilities that are used in

connection with its fuel oil operations, rather than transferring such facilities to SFI.  This is consistent with Entergy's

original expressed intent that SFI own only those physical

facilities which are more practical and economical for SFI to own and operate on a System-wide basis.  (See File No. 70-5015.)

          Due to Entergy Gulf States' ownership of the River Bend

Steam Electric Generating Station ("River Bend"), Entergy Gulf

States is expected to realize significant benefits from SFI's nuclear fuel procurement program.  This program not only produces cost savings for the System's nuclear operating companies through increased market leverage, but also benefits these companies by reducing inventory requirements and allowing the flexibility to use inventory throughout the System on a "when and as needed"

basis.  As in the case of the fuel oil program, however, Entergy

Gulf States currently has sufficient inventory and/or commitments to meet its nuclear fuel cycle materials/services requirements for the immediate  future.  Specifically, River Bend's current uranium contracts and inventory will cover Entergy Gulf States'

U3O8 material needs until 1999 or 2000 (depending on whether new commitments must be made before issuance of the order that is requested in this File).  Similarly, River Bend's existing

conversion and enrichment contracts and related inventories will satisfy Entergy Gulf States' conversion and enrichment

requirements through approximately 2001-2002 and 1999-2000,

respectively.  It is, therefore, anticipated that any

participation by Entergy Gulf States in SFI's nuclear fuel

procurement program  will be deferred until at least 1999.

      Because SFI will not begin supplying Entergy Gulf States'

fuel oil and nuclear fuel related needs until Entergy Gulf

States' current commitments and inventories are exhausted, SFI will not have any immediate need to increase expenditures in connection with Entergy Gulf States' proposed participation in these programs.  In fact, the addition of Entergy Gulf States to

SFI's fuel procurement programs is not expected to materially increase SFI's financing requirements for at least 5 years, based on current conditions and procurement plans.

      C.  Acquisition by Entergy Gulf States of SFI Common Stock

and Promissory

          Note

      SFI was organized in 1972 as the subsidiary of Entergy's

then existing operating companies, Entergy Arkansas, Entergy

Louisiana, Entergy Mississippi, and Entergy New Orleans.  It was

intended that SFI would become the medium through which these

Original Operating Companies would share the financial

responsibility for fuel supplies on a System-wide basis (to the extent that the cost of SFI's projects could not be financed through external sources).  By providing for the stock ownership of SFI to be held by the Original Operating Companies, these companies, and their respective regulators, were assured of the ability (i) to maintain oversight over the nature and extent of

SFI's operations, as well as (ii) to share in any benefits which might result from the operations of SFI.

          Consistent with the foregoing, at the time of its

organization, SFI issued and sold a total of 200 shares of its common stock to the Original Operating Companies for an aggregate purchase price of $20,000.  Each of the four operating companies purchased shares of SFI's stock in accordance with its

Responsibility Ratio as determined under the System Agreement.<FN9>

Additionally, in accordance with the terms of the SEC's December

17, 1971 order (HCAR No. 17400) approving the creation of SFI,

the operating companies were authorized, from time to time

through 1973, to make loans to SFI for terms of not more than ten

(10) years, in an aggregate amount not to exceed $30 million at any one time outstanding.  Pursuant to the loan agreement between

SFI and the Original Operating Companies, each operating company was required to provide that amount of each loan that would bear the same proportion to the total amount of such loan as the

kilowatt-hour sales (exclusive of sales to other public

utilities) for the preceding calendar year of that operating company  would bear to the total kilowatt-hour sales of the

Entergy System during the same period.

          Over the years, the Commission has, from time to time,

renewed and expanded the authority of the Original Operating

Companies to provide financing for SFI's operations.  The

Commission's order dated December 23, 1982 (HCAR No. 22800) in

File No. 70-6097 is the last such order approving operating

company loans to SFI which are still outstanding.  This order authorized SFI to make additional borrowings from the Original

Operating Companies of up to $130,100,000 through December 31,

1983, and to convert existing borrowings outstanding in the

approximate amount of $101,000,000 into new loans under the

applicable loan agreement between SFI and  the operating

companies<FN10>.  Pursuant to the terms of the order and loan agreement, all of these loans were required to be repaid on or before December 31, 2008.  As of the date of the filing of this

Application-Declaration, the aggregate amount of such loans

outstanding is $34 million.

          As a result of the proposed SFI restructuring, it is

appropriate for Entergy Gulf States to assume a share of the financial responsibility for SFI on the same proportionate basis as the other System operating companies.  Accordingly, it is proposed that the System operating companies' existing ownership interests in SFI be reapportioned in accordance with the

Responsibility Ratios of the operating companies as of  December

31, 1996.  Since the aggregate equity investment in SFI will be maintained at the initial level of $20,000 and the number of outstanding shares of SFI common stock will also remain fixed at

200 shares, this reallocation will be accomplished by (i) SFI redeeming certain of its shares currently owned by each of the

Original Operating Companies, in conjunction with (ii) a

corresponding purchase by Entergy Gulf States of new SFI shares

(Attached hereto as Exhibit J is a table setting forth SFI's current vs. proposed ownership structure). All such shares will be redeemed or purchased at a price of $100 a share. Following the implementation of the above referenced transactions, the

System operating companies proportionate ownership interests in

SFI (Entergy Arkansas - 35%, Entergy Louisiana - 33%, Entergy

Mississippi - 19%, and Entergy New Orleans - 13%) will be

reallocated as follows:  Entergy Arkansas - 21%, Entergy Gulf

States - 33%, Entergy Louisiana - 28.%, Entergy Mississippi -

12%, and Entergy New Orleans 6%.

          The outstanding amount of System operating company

loans to SFI (i.e., $34 million) will similarly be reapportioned among the System operating companies (including Entergy Gulf

States) in accordance with past practice.  Following this

reallocation, the outstanding amount of each operating company loan will then bear the same proportion to the total amount of all operating company loans as that company's kilowatt-hour sales

(exclusive of sales to public utilities) for the twelve months ended December 31, 1996 bears to the total kilowatt-hour sales of all of the operating companies for the same period.  To

accomplish this reallocation, SFI will prepay a portion of the outstanding loans of each of the Original Operating Companies and

Entergy Gulf States will concurrently loan funds to SFI as

necessary to satisfy its allocated share of the total financing burden.  The outstanding loan balances currently owed by SFI are approximately:  Entergy Arkansas - $11 million, Entergy Louisiana

- $14.2 million, Entergy Mississippi - $5.5 million, and Entergy

New Orleans - $3.3 million.  Following implementation of the above described transactions, the outstanding loan balances will be approximately as follows:  Entergy Arkansas - $7.2 million,

Entergy Gulf States - $10.8 million, Entergy Louisiana - $10.3 million, Entergy Mississippi - $3.8 million, and Entergy New

Orleans -$1.9 million.

          The terms and conditions applicable to Entergy Gulf

States' proposed loan to SFI will be identical to the other

outstanding operating company loans to SFI.  Therefore, the 1983

Loan Agreement will be amended to include Entergy Gulf States as a party (see Exhibit B-3 for a form of the amended Loan Agreement

(the "Loan Agreement")).  In addition, Entergy Gulf States' loan will be evidenced by a promissory note (see Exhibit B-4 for a form of the note (the "Note")) which will be essentially

identical to the form of promissory note issued by SFI to each of the other System operating companies and which will be payable by

SFI on or before the date by which the other operating company loans are also required to be repaid.  Except for the above

referenced Entergy Gulf States' loan, the Loan Agreement will not provide for additional borrowings by SFI from any of the System operating companies.

          As is the case with respect to the other promissory

notes issued by SFI, the Note issued to Entergy Gulf States will bear interest on the unpaid principal balance thereof, adjustable monthly on the first day of each month at an annual rate for such month equal to the annual rate of interest borne on the last day of the preceding month by the short-term borrowings of the

lending company.  If, on the last day of the month, Entergy Gulf

States, as the lending company, shall have short-term borrowings bearing more than one rate of interest, the highest rate shall apply.  If, on the last day of any month, Entergy Gulf States shall not have any short-term bank borrowings outstanding, the prime commercial rate as reported in the Wall Street Journal on such day shall apply.  The Note will be prepayable in whole or in part at any time  without penalty.  However, each prepayment of the unpaid principal balance of the Note will be made by SFI on a prorata basis in proportion to the prepayment of the outstanding principal balance of the promissory notes issued to each of the other System operating companies.

      D.  Financing of SFI's Fuel and T&D Materials Procurement

Programs; Issuance of Guaranties

          As discussed in Section III B above, the addition of

Entergy Gulf States to SFI's fuel procurement programs is not anticipated to increase SFI's financing requirements over the near term.  However, in connection with the implementation of

SFI's proposed T&D Materials inventory program, it will be

necessary for each of the System operating companies to sell a portion of their existing T&D Materials central inventory

supplies to SFI.  SFI's total cost of acquiring these inventories is estimated at $31.8 million, consisting of Entergy Arkansas'

inventory valued at $11.5 million, Entergy Gulf States' inventory valued at $5.9 million, Entergy Louisiana's inventory valued at

$8.3 million, Entergy Mississippi's inventory valued at

$6.0 million, and Entergy New Orleans' inventory valued at

$0.1 million.  SFI intends to finance the acquisition of this inventory, as well as other miscellaneous costs associated with the implementation of the new T&D Materials procurement program,

through internal Entergy System loans and/or external bank

borrowings, consistent with existing Commission authorization.

          In this connection, the Money Pool Order authorizes SFI

through November 30, 2001 to borrow and reborrow from Entergy,

from time to time, up to an aggregate amount of $95 million at any one time outstanding, pursuant to (i) a Loan Agreement

between SFI and Entergy, dated as of March 21, 1994, as amended by Amendment No. 1 to Loan Agreement dated as of November 30,

1996 ("ETR Loan Agreement"), (ii) a loan agreement or agreements that SFI may enter with one or more banks, and (iii) unsecured short-term borrowings through the Money Pool.  In addition, SFI currently has a $45 million Credit Agreement with the Yasuda

Trust & Banking Co., Ltd. that will expire on September 26, 1997,

and that is used exclusively to finance SFI's nuclear fuels

procurement program.  Any  borrowings that may be made under the

Yasuda Credit Agreement correspondingly reduce the amount of borrowings that SFI is authorized to make under the ETR Loan

Agreement, the Money Pool and other external bank financings.

          SFI believes that the $95 million aggregate borrowing

authorization incorporated in the Money Pool Order will be

sufficient to satisfy SFI's financing requirements through

November 30, 2001, despite the implementation of the T&D

Materials inventory program and the addition of Entergy Gulf

States as a participant in SFI's existing fuel procurement

programs.<FN11>  However, it is anticipated that SFI may require guaranties or other credit support arrangements in connection with the conduct of its authorized business activities.  Such guaranties may be necessary (i) to satisfy the requirements of banks or other lenders under financing documents or other

agreements to which SFI may become a participant, or (ii) to provide assurances of payment or performance of other SFI

obligations to fuel or T&D Materials vendors or suppliers of related services. Pursuant to the Money Pool Order, Entergy is authorized through November 30, 2001 to guarantee bank loans for

SFI up to the $95 million aggregate authorized borrowing limit.

Nevertheless, this guaranty authority is expressly limited to financing arrangements and does not apply to SFI's obligations in connection with other authorized transactions.  In addition, from time to time, it may be preferable for SFI to obtain credit

support from its parent operating companies (and its affiliate customer, SERI) as an inducement to banks or others to make

loans, rather than relying exclusively on Entergy guaranties.

          For example, in connection with the above referenced

Yasuda agreement, SFI, the System nuclear operating companies

(other than Entergy Gulf States) and SERI sought and received

Commission authorization to extend credit support to SFI in order to induce Yasuda to grant SFI a $45 million revolving line of credit dedicated to the nuclear fuel procurement program.<FN12>

Specifically, Entergy Arkansas, Entergy Louisiana and SERI agreed that in the event SFI failed to pay loans due and payable under the Yasuda Credit Agreement, the operating companies and SERI would collectively purchase the entire inventory of nuclear

materials from SFI and make payment directly to an account at

Yasuda pledged by SFI as security for the loans.  The operating companies and SERI would determine, at the time this purchase was required, the percentage of the inventory that each of the

companies would be required to purchase.  However, in the absence of an agreement, Entergy Arkansas, Entergy Louisiana and SERI would assume an equal share of the purchase obligation.

          As indicated above, the Yasuda Credit Agreement will

expire on September 26, 1997.  At this time, it is unclear

whether the agreement will be replaced with a new loan

arrangement offered by another bank or other financing entity or whether any necessary funding for SFI's nuclear fuels procurement program will be satisfied by borrowings under the ETR Loan

Agreement.  However, in the event that external financing is sought, it is likely that some form of credit support will be required from the System nuclear operating companies and SERI.

Accordingly, authorization is requested for Entergy Arkansas,

Entergy Louisiana, Entergy Gulf States and SERI to provide

guaranties or enter into other credit support arrangements with banks or financial institutions that may offer financing to SFI in connection with SFI's nuclear fuel procurement program.<FN13>

Further, in the event that SFI otherwise requires guaranties or credit support from the System operating companies (and SERI, if applicable), whether in connection with its nuclear fuel

procurement program, its T&D Materials inventory program, its fuel oil procurement program or any of its other authorized

activities, authorization is hereby requested for the operating companies (and SERI, if applicable) which participate in and benefit from such programs and activities to provide such

guaranties in accordance with their proportionate participation in such programs, their respective ownership interests in SFI, or other equitable allocation basis.  Unless otherwise exempted, all such guaranties shall be issued by the System operating companies

(and SERI) through December 31, 2002 and the aggregate amount thereof at any one time outstanding (including any guaranties issued by Entergy pursuant to the Money Pool Order) will not exceed $95 million.

      IV. Compliance with Rules 53 and 54

          Entergy hereby represents that, pursuant to Rule 54

under the Act, all of the criteria of Rule 53(a) and (b) are satisfied.

Item 2.        Fees, Commissions and Expenses

          ESI will provide services in connection with the

preparation of this application and the consummation of the

transactions described herein.  No other special and separable fees, commissions or expenses are anticipated in connection with the proposed transactions other than outside legal expenses of

SFI estimated not to exceed $5,000.

Item 3.        Applicable Statutory Provisions

          The Applicants believe that the proposed issuance by

SFI of shares of its common stock and the Note to Entergy Gulf

States, and the acquisition of such common stock and Note by

Entergy Gulf States, are subject to Sections 6(a), 7, 9(a), 10,

and 12(b) of the Act, and Rule 43 thereunder, except to the

extent such transactions may be exempt pursuant to Rule 52.

          The Applicants believe that the proposed guaranty by

the System operating companies of indebtedness or other

obligations of SFI is subject to Sections 6(a), 7 and 12(b) of the Act, and Rule 45 thereunder.

          The Applicants believe that the proposed sales of T&D

Materials by the System operating companies to SFI are subject to

Section 13(b) of the Act and Rules  90 and 91 thereunder, and exempt from Rule 86 by virtue of Rule 87(b)(1).

          The Applicants believe that the proposed sales of fuel

oil, nuclear fuel related materials and services and T&D

Materials by SFI to Entergy Gulf States and the other System operating companies, and the proposed rendering of warehousing services by ESI to Entergy Gulf States and the other System

operating companies, are subject to Section 13(b) of the Act and

Rules 86, 87, 90 and 91 thereunder.

          To the extent that the proposed transactions are

considered by the Commission to require authorization, approval or exemption under any section of the Act or rules thereunder,

other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

Item 4.        Regulatory Approval

          To the extent that state or local regulatory commission

approvals are required for any of the System Operating Companies to guarantee indebtedness or other obligations of SFI, as

proposed herein, such authorization will be obtained prior to the issuance of such guaranties.  Except as provided above, no state regulatory body or agency, other than the Commission, has

jurisdiction over the transactions proposed herein.

Item 5.        Procedure

          The Applicants request that the Commission issue its

order as soon as practicable, but in no event later than October

15, 1997.  Applicants hereby (1) waive a recommended decision by a hearing officer or any other responsible officer of the

Commission; (2) consent that the Division of Investment

Management may assist in the preparation of the Commission's decision in this proceeding; and (3) request that there be no waiting period between the date of issuance of the Commission's

Order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements


        (a)Exhibits

             *A-1  Articles of Incorporation of SFI, as
                   executed January 3, 1972 (Filed as
                   Exhibit A-1 to Form U-1 in File No. 70- 5015)

             *A-2  By-laws of SFI, as amended and restated
                   December 1, 1985 and currently in effect
                   (Filed as Exhibit to Form U5S for the
                   year ended December 31, 1985)

              A-3  Form of Certificate of Common Stock of
                   SFI

            **B-1  Proposed Form of T&D Materials Supply
                   Agreement between SFI and the System
                   operating companies.

            **B-2  Proposed Form of Service Agreement, as
                   amended, between ESI and the System operating companies.

            **B-3  Proposed Form of Amended Loan
                   Agreement between   SFI and the System
                   operating companies

            **B-4  Proposed form of SFI Note to be issued
                   by SFI to Entergy Gulf States

            **B-5  Proposed form of Amended Liquid Fuel
                   Purchase Contract between SFI and the
                   System operating companies

             *B-6  Proposed form of Amended Nuclear Fuel
                   and Fuel Services Purchase Agreement between
                   SFI and the System  operating companies

               C.       Not applicable

               D.       Not applicable

               E.       Not applicable

             **F.       Opinion(s) of Counsel


        (a) Exhibits Continued

               G.  Financial Data Schedules


               H.  Proposed Form of Notice

               I.  T&D Materials Procurement Program Impact
                   - TABLES 1 and 2

               J.  System Fuels, Inc. - Current vs.
                   Proposed Ownership  Structure


  *   Incorporated herein by reference as indicated.

  **  To be filed by amendment.

          (b)  Financial Statements

                    Financial Statements of Entergy and of

          Entergy and subsidiaries, consolidated as of June 30,

          1997, including pro forma journal entries.


                    Financial Statements of SFI, ESI, Entergy

          Arkansas, Entergy Gulf States, Entergy Louisiana,

          Entergy Mississippi, Entergy New Orleans and SERI as of

          June 30, 1997, including pro forma journal entries.


                    Except as reflected in the Financial

          Statements, no material changes not in the ordinary

          course of business have taken place since June 30,

          1997.

Item 7.        Information as to Environmental Effects

              (a)   The proposed transactions that are subject

      to the jurisdiction of the    Commission, as described in

      Item 1, have no environmental effect in and of

      themselves.

              (b)   Not applicable.

                           SIGNATURES

Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.


                    ENTERGY CORPORATION
                    ENTERGY ARKANSAS, INC.
                    ENTERGY GULF STATES, INC.
                    ENTERGY LOUISIANA, INC.
                    ENTERGY MISSISSIPPI, INC.
                    ENTERGY NEW ORLEANS, INC. .
                    ENTERGY SERVICES, INC.
                    SYSTEM ENERGY RESOURCES, INC.
                    SYSTEM FUELS, INC.

                    By: /s/William J. Regan, Jr.
                         William J. Regan, Jr.
                         Vice President and Treasurer


Dated:  September 2, 1997
_______________________________
<FN1> Among the Original Operating Companies, Entergy Arkansas and
      Entergy Louisiana own nuclear generating units. Entergy Gulf States also owns a nuclear generating unit. Entergy Arkansas, Entergy Gulf States and Entergy Louisiana are collectively referred to herein as the "System nuclear operating companies."
<FN2> The Entergy Louisiana MDC also supplies T&D Materials to
      Entergy New Orleans. In addition, Entergy New Orleans maintains 3 separate warehouse facilities that are essentially operated as local distribution centers or storerooms.
<FN3> As part of its MDC operation and management services, ESI will arrange for delivery of the T&D Materials from the MDCs to such crew centers or job sites.
<FN4> System-wide inventory levels are expected to be reduced from approximately $58 million at year end 1996 to approximately $41 million at year end 1999.
<FN5> It is anticipated that the initial allocation of these costs will be based on inventory usage for the twelve month period ending September 30, 1997, as set forth in the accounting records of the existing MDCs, and will apply from the date of program implementation to the end of the first full calendar year of operations.
<FN6> See footnote 5.
<FN7> Pursuant to the Money Pool Order, ESI is authorized  through
      November 30, 2001 to borrow from the Money Pool, from Entergy and/or from commercial banks up to an aggregate amount of $150 million at any one time outstanding. Entergy notes, however, that Rule 52 authorizes ESI (as well as SFI) to enter into additional borrowing arrangements, provided that the proceeds of such borrowings are used "solely for the purpose of financing" the existing authorized business activities of the applicable company and the other conditions of Rule 52 are satisfied. The applicant's references herein to the Money Pool Order are, therefore, not intended to waive the right of applicants to rely on the financing exemptions set forth in Rule 52 (or other applicable rule or regulation of the Commission, including Rule
      45) to provide necessary funding to ESI or SFI in furtherance of the authorized business activities of such companies.
<FN8> As indicated above, SFI is authorized by the Commission to engage in the business of exploring for and developing fuel reserves, as well as procuring, storing, and transporting fuel for the System operating companies. Such fuels include natural gas and coal, as well as fuel oil and nuclear fuel. While many of these functions have, from time to time, been curtailed or eliminated, SFI retains full authority to engage in any or all of such activities in the future for all of the System operating companies should a resumption of such activities be beneficial.
<FN9> Reference is made to the Agreement, dated April 23, 1982, among
      Entergy Services, Inc. and the System operating companies, relating to System planning and development and intra-System transactions (filed as Exhibit 10(a)(1) to Entergy's Form 10-K for the year ended December 31, 1982, in 1-3517).
<FN10>Amended Loan Agreement, dated as of January 1, 1983, among SFI and the Original Operating Companies (the "1983 Loan Agreement").
<FN11>See footnote 7.
<FN12>Reference is made to File No. 70-7668 and the Commission's orders with respect thereto, dated September 27, 1989 (HCAR No. 24957) and February 5, 1992 (HCAR No. 25467).
<FN13>Notwithstanding the above, Entergy Gulf States will not be required to issue any such guaranties until such time as it becomes an active participant in SFI's nuclear fuel procurement program.